EXHIBIT 4(f)

     PROTECTIVE LIFE INSURANCE COMPANY    P.O. BOX 10648    BIRMINGHAM, ALABAMA    35202-0648

RETURN OF PURCHASE PAYMENTS RIDER
for Terminal Illness or Nursing Home Confinement

We are amending the Contract to which this rider is attached by adding the following provisions and making them a part of the Contract as of its Effective Date:

You may surrender this contract any time after the Effective Date if:

  (1)
  you are first diagnosed as having a terminal illness by a physician that is not related to you or the Annuitant; or,

  (2)
  You enter, for a period of at least ninety (90) days, a facility which is both
  (a)
  licensed by the state; and,
  (b)
  qualified as a skilled nursing home facility under Medicare or Medicaid.

The term "terminal illness" means that you are diagnosed as having a non-correctable medical condition that, with a reasonable degree of medical certainty, will result in your death in less than 12 months. You must submit written proof satisfactory to us of a terminal illness or nursing home confinement. We reserve the right to require an examination by a physician of our choice at our expense.

If you request a full surrender of your Contract and meet either of the two qualifying conditions stated above, we will pay you the greater of: (1) the Contract Value as of the end of the Valuation Period during which we receive your written request for surrender, less any applicable premium tax; or (2) your aggregate Purchase Payments less aggregate amounts previously surrendered.

If any Owner is not an individual, the provisions of this rider will apply to the Annuitant.

Suspension of Benefits—For a period of one year after any change of ownership involving a natural person, you may surrender the Contract for the Contract Value.

Signed for the Company as of the Effective Date

PROTECTIVE LIFE INSURANCE COMPANY

/s/ Deborah J. Long

Secretary